EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT(1)

Name	State or Jurisdiction of Incorporation
Alabama Sand and Gravel, Inc.	Delaware
Globe Metales S.A.	Argentina
Globe Metallurgical, Inc.	Delaware
LF Resources, Inc.	Delaware
Ningxia Yongvey Coal Industrial Co., Ltd.	China
Solsil, Inc.	Delaware
Ultracore Energy S.A.	Argentina
West Virginia Alloys, Inc.	Delaware
GSM Alloys I, Inc.	Delaware
GSM Alloys II, Inc.	Delaware
WVA Manufacturing, LLC	Delaware
Globe Metals Enterprises, Inc.	Delaware
Core Metals Group Holdings, LLC	Delaware
Core Metals Group, LLC	Delaware
Tennessee Alloys Company, LLC	Delaware
GSM Enterprises Holdings, Inc.	Delaware
GBG Holdings, LLC	Delaware
Alden Resources, LLC	Delaware
Gatliff Services, LLC	Delaware
Alden Sales Corporation, LLC	Delaware
QSIP Sales ULC	Canada
QSIP Canada ULC	Canada
Quebec Silicon LP	Canada
GSM Netherlands, B.V.	Netherlands

(1) The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted.